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                                                                    EXHIBIT 99.1
                                                                    ------------
                                                           [English Translation]
                                                                November 3, 2003
                                                            Corporate Disclosure

           TRANSFER OF BUSINESS WITH MAJOR SHAREHOLDERS OR AFFILIATES

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
1. Company name                                                         Dreamline Corporation

    - Relationship                                                       Affiliated company

                  a. Date of Transfer                                     December 1, 2003

2. Details of     b. Subject of Transfer          - Broadband Internet access infrastructure in the 'Transfer Area'
Transfer of                                      except for HFC lines
Business
                                                  - Service contracts signed between Dreamline and the Dreamline subscribers in the 'Transfer Area'

                                                  - Service contracts signed between Dreamline and broadcasting companies in the 'Transfer Area'

                                                  * 'Transfer Areas' : Suwon, Ohsan, Byunjum, Kunpo

                  c. Purchase Price (KRW)                                                              2,500,000,000

3. Purpose of Transfer                                        To strengthen Hanaro's broadband business

4. Impact of Transfer                               Increase in the number of broadband subscribers and revenues

5. Shareholders' Meeting                                                          -

6. Matters regarding Stock Options                                                -

7. Date of Board Resolution                                              September 26, 2003

    - Attendance of Independent Directors        Attendance: -                Absence: -

    - Attendance of Auditor                                                      No

8. Subject to the Fair Trade Act                                                 No

9. Others                                        The Purchase Price is subject to change up to the
                                                 date immediately prior to the Date of Transfer depending on the subscribers' agreement to such transfer.

                                                 The date of board resolution is the date of signing.

                                                 The transfer of business hereto does not require a
                                                 Shareholders' Meeting since it is not subject to Article 374 of Commercial Law, Article 190-2-2 of Securities and
                                                 Exchange Act, and Article 84-8-1 of such Directives.

                                                 Date of relevant local filing : September 8, 2003
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